UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2018

Commission File Number: 001-38547

Autolus Therapeutics plc

(Translation of registrant’s name into English)

Forest House

58 Wood Lane

White City

London W12 7RZ

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Autolus Therapeutics plc, formerly Autolus Therapeutics Limited, was incorporated in England and Wales on February 2, 2018.

In June 2018, the Company undertook a corporate reorganization pursuant to which (i) Autolus Therapeutics Limited became the direct holding company of Autolus Holdings (UK) Limited, a new holding company incorporated pursuant to the laws of England and Wales, (ii) Autolus Holdings (UK) Limited became the wholly owned subsidiary of Autolus Therapeutics Limited and the direct holding company of Autolus Limited, and (iii) Autolus Therapeutics Limited re-registered as a public limited company and change its name to Autolus Therapeutics plc.

Autolus Therapeutics plc is submitting this Report on Form 6-K to furnish its (i) unaudited balance sheet as of March 31, 2018 for Autolus Therapeutics plc, (ii) unaudited condensed balance sheets as of March 31, 2018 and September 30, 2017 for Autolus Limited, Predecessor to Autolus Therapeutics plc, and (iii) unaudited condensed statements of operations and comprehensive loss for the six months ended March 31, 2018 and 2017 for Autolus Limited, Predecessor to Autolus Therapeutics plc, which are furnished herewith as Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3, respectively, to this Report on Form 6-K. The furnished balance sheets and statements of operations and comprehensive loss as of and for the six-months ended March 31, 2018 do not reflect the corporate reorganization and initial public offering completed in June 2018.

EXHIBIT LIST

Exhibit	Description

99.1	Unaudited Balance Sheet as of March 31, 2018 for Autolus Therapeutics plc, formerly Autolus Therapeutics Limited

99.2	Unaudited Condensed Balance Sheets as of March 31, 2018 and September 30, 2017 for Autolus Limited, Predecessor to Autolus Therapeutics plc

99.3	Unaudited Condensed Statements of Operations and Comprehensive Loss for the Six Months Ended March 31, 2018 and 2017 for Autolus Limited, Predecessor to Autolus Therapeutics plc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Autolus Therapeutics plc

Date: September 26, 2018	By:	/s/ Andrew J. Oakley
Name Andrew J. Oakley
Title: Senior Vice President, Chief Financial Officer